United States securities and exchange commission logo





                                 November 6, 2020

       Peter Scalise
       President
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed October 23,
2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed October 23, 2020

       General

   1. Please file as correspondence, a response letter that addresses each of the comments contained in this
letter. Also, in future filings, please file as correspondence a letter that addresses each of our
comments.
 Peter Scalise
FirstName  LastNamePeter  Scalise
The3rdBevco   Inc.
Comapany 6,
November    NameThe3rdBevco
              2020            Inc.
November
Page  2    6, 2020 Page 2
FirstName LastName
Cover Page

2. Please revise your filing to clearly and consistently describe the securities in this offering, including Item 4 of Part I, your disclosure in Part II, such as on the cover page, your subscription agreement and legal opinion. It appears that you are offering units and the underlying securities.
3. We are reissuing comment two in our prior letter dated October 2, 2020 .. Reconcile the
         Item 4 of Part I disclosure that indicates the company is offering 10 million securities with disclosure on the cover page of the offering and elsewhere that you are offering 15 million securities. Also, reconcile the Item 4 of Part I disclosure that indicates the company intends to price this offering after qualification pursuant to Rule 253(b) with the disclosure on the cover page of the offering and elsewhere and in the revised subscription agreement that refers to a price of $3.00 per share. In addition, since it appears from the revised subscription agreement that the company is offering units consisting of shares of common stock and warrants, revise the disclosure to state, if applicable, when the common shares and warrants are separately transferable as requested in prior comment
2.
4. The information in the table is not consistent with the disclosure in this offering and does not provide the information required by Item 1 of Form 1-A. Please revise the table accordingly. See Item 1 of Form 1-A for guidance. Also, revise the reference in Note (3)
         to the table and the disclosure on page 18 that you are selling shares "through a Tier 1 offering" to instead refer to a Tier 2 offering.
5. Your disclosed email address is not a working email address. Please remove this email address.
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

6. As requested in prior comment five: (1) reconcile the disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New York with section 9 of the subscription agreement about the federal district courts of the United
         States of America in the state of New York as the exclusive forum; and
(2) revise the
         heading of this risk factor. Also, revise your subscription agreement and the disclosure on page 16 to clarify whether the exclusive forum provision applies to claims under the
         Securities Act and the Exchange Act. If the provision does not apply to claims under the under the Securities Act and the Exchange Act please state that clearly. Please advise or revise accordingly.
Plan of Distribution and Selling Securityholder, page 18

7. Please disclose that the company will also pay a one-time set up fee of $5,000 and a consulting fee of $20,000 payable once FINRA issues a no objection letter and the company receives qualification. In this regard, we note section 2 of your filed agreement with The Dalmore Group.
 Peter Scalise
The3rdBevco Inc.
November 6, 2020
Page 3
Exhibit Index, page 29

8. Please revise the index to include all of your exhibits including your Consulting and Stock
       Purchase Agreement dated April 20, 2020 and filed on September 2, 2020. Exhibits

9.     Please have counsel revise the opinion to:

           Disclose the number of units, shares of common stock and the number of warrants in the units, and the number of shares of common underlying the warrants.

           Address the legality of each component of the unit, as well as the unit itself.

           Opine that the warrants will constitute valid and binding obligations of the company enforceable against the company in accordance with their terms.

        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,
FirstName LastNamePeter Scalise
                                                              Division of
Corporation Finance
Comapany NameThe3rdBevco Inc.
                                                              Office of
Manufacturing
November 6, 2020 Page 3
cc:       William R. Eilers, Esq.
FirstName LastName